Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

FINAL TRANSCRIPT

CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

HEW—Hewitt Associates to Acquire Exult Conference Call

Event Date/Time: Jun. 16. 2004 / 8:15AM ET

Event Duration: N/A

CORPORATE PARTICIPANTS

Jennifer Rice

Hewitt Associates—IR

Dale Gifford

Hewitt Associates—Chairman & CEO

Jim Madden

Exult—CEO

Bryan Doyle

Hewitt Associates—Director

Dan DeCanniere

Hewitt Associates—CFO

CONFERENCE CALL PARTICIPANTS

Randall Mehl

Robert W. Baird—Analyst

Greg Gould

Goldman Sachs—Analyst

Ashwin Shirvaikar

Smith Barney—Analyst

Kelly Flynn

UBS—Analyst

Marta Nichols

Banc of America—Securities

April Henry

Morgan Stanley—Analyst

George Sutton

Craig Hallum—Analyst

Mark Marcon

Wachovia Securities—Analyst

Todd Van Fleet

First Analysis—Analyst

Greg Capelli

CSFB—Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Hewitt Associates conference call. As a reminder this call will be recorded. At this point we will now turn the conference over to your host, Ms. Jennifer Rice. Please go ahead.

Jennifer Rice—Hewitt Associates—IR

Good morning, and thank you for joining us particularly on such short notice. Dale Gifford, Hewitt’s Chairman and CEO, Jim Madden Exult’s founder and CEO, Dan DeCanniere, Hewitt’s CFO, and Bryan Doyle, leader of Hewitt’s HR outsourcing business. This morning we announced some very exciting news. We have reached a definitive agreement under which Hewitt and Exult will combine creating the leading global provider of HR business process outsourcing and HR consulting services. In a moment I will turn the call over to Dale Gifford, but before I do let me point out that during the call when we discuss revenues, we are referring to net revenues. And during the call we will discuss core earnings. Core earnings is a non-GAAP financial measure and is defined by excluding amortized compensation expense related to our onetime IPO related grant of restricted stock to employees.

Please refer to our website to obtain a copy of this release and our May 4th earnings release which contain a full reconciliation of core earnings to GAAP. During the call we will also be discussing forward-looking information. When we talk about future results or events, there are a number of factors that could cause actual results or events to be materially different from what we expect. These factors are listed at the end of our press release this morning and in our SEC filings. Except as provided by federal securities laws we are not required to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. We do intend to file a registration statement including a joint proxy statement and prospectus, in connection with our proposed combination with Exult. You are urged to read these documents when they become available because they will contain information about this transaction.

Our press release of today has instructions for obtaining copies of them, as well as our prior SEC filings and other information. And finally, during the Q&A session we ask that you please limit yourself to one question out of courtesy to others. Now with these formalities out of the way, I’ll turn the call over to Dale.

Dale Gifford—Hewitt Associates—Chairman & CEO

Thank you, Jennifer, and good morning everyone. We are happy to have you join us to discuss the combination of Hewitt and Exult,

and what marks a significant development in the broader HR outsourcing industry. And I want to welcome Exult clients, employees and partners in anticipation of the move to Hewitt.

The combination of these two great companies creates a global leader in HR outsourcing of enhanced growth prospects and it helps us to fulfill our vision of being the leading provider of HR services. I also believe this will mark a catalyst for growth in HR BPO as there is now an even more comprehensive and more flexible solution for companies and course of we will be the only organization that can deliver it.

We are really looking forward to the benefits this combination should bring to our clients, to our associates and to our stockholders. I want to emphasize that the two companies have been in discussion for quite a long period of time and given that we work jointly on a few clients, we do know each other very well. We are of one mind with regard to the management integration and the strategic benefit, and we’ve been working together in order to identify the appropriate synergies.

So what we’ll do this morning is walk you through the details and the benefits of this combination and share why we are so excited about it. Jim Madden, Brian and I will walk you through the strategic rationale, the benefits that we expect to realize and the leadership team that will be in place. And Dan DeCanniere will walk through the transaction terms of the deal mechanics, and will conclude with a session dedicated to answering your questions.

Before I dive in, let me first reiterate for you the strong underlying value and fundamentals that Hewitt has built over its long-term operating history. We believe our current business has great strength. We are a leader in both HR outsourcing and HR consulting, and have significant HR domain expertise. The Hewitt brand is a trusted partner in HR solutions and has been established for more than 60 years. We have a strong track record in retaining and continuously expanding our client relationships. We have a very large percentage of our business that is predictable and recurring. The market for our outsourcing services is very large and remains substantially underpenetrated. And we have extensive experience in providing outsource solutions to a large number of clients.

This is an important backdrop and combining with Exult further bolsters our industry position. Specifically, the combination of Hewitt and Exult has four key strategic benefits. First, it creates the clear global leader in the rapidly growing HR business process outsourcing industry. We will be the only organization capable of offering HR outsourcing services, cross benefits, payroll, HR IS, recruiting, learning and other HR services on an integrated basis with complete HR consulting expertise to large companies. And in a way that is flexible and meets their needs.

Combined we will be serving more than 18 million participants from more than 300 companies with benefits outsourcing, more than 600,000 employees from 21 client organizations with broader HR outsourcing, including benefits payroll and HR administration. And more than 2300 companies with HR consulting.

Second, together as a combined entity we will have the most comprehensive and most flexible client solution in the marketplace. In addition to our current workforce management transformational one to many approach, central (ph) clients will have great flexibility in the speed and manner in which their current administrative approaches transition to being handled by us and move to new technology platform processes.

Third, we will have a level of superior execution, excellence and experience unmatched in the marketplace. Specifically, the combined organization will have deep-rooted experience in implementing and providing outsourcing services to hundreds of large, complex companies on a global basis. The combined company will have the deepest level of HR content and process knowledge.

The fourth strategic benefit is that the combined company has significant scale and financial strength. Our combined infrastructure will more efficiently support future growth in HR BPO. Now let me turn to the benefits we expect to realize as a combined company. Clearly the real value-creating rationale for the combination is to win more business and drive more new relationships. From a top line perspective we firmly believe and expect our combined organizations will sell more services than the sum of what either organization could sell on its own through the attractiveness of the offering, including the flexibility that we create and the breadth of our services.

On the cost side, we expect to generate annual operating cost synergy savings of approximately $25 million in fiscal 2005, reaching approximately $30 million in fiscal 2006. In terms of where the cost synergies are going to come in, we think of it and will track it in terms of three key areas. The first is operating and service centers synergies. The proximity of our respective locations will allow for facility savings and efficiencies in terms of people management.

Second, product strategy and development and IT infrastructure. This will come from the elimination of duplicate platform development and feature and functionality enhancements. We plan to take the best of both of our solutions, eliminating the rest and use the size and scale to reduce technology platform costs. And the third area is SG&A. Savings in this area will come from eliminating duplicate functions and using scale to reduce costs.

Clearly the most critical requirement in realizing the benefits of combining these two organizations is effective integration and execution. In a minute I will turn the call over to Bryan Doyle who will run through our combined—who will run our combined HR outsourcing business to talk about the integration process. But before I do that I would like to first turn the call over to Jim

Madden, who I’m pleased to announce will be joining the Hewitt management and will focus on integration and transition, as well as business development efforts for the combined company’s broader HR BPO business. Looking forward to having you join, Jim.

Jim Madden—Exult—CEO

Thank you, Dale. I am happy to be here. My comments are going to be relatively brief because I echo everything that Dale has said and think he has done an excellent job summarizing the strategic value of this combination. There are significant benefits for all constituents. Growth, comprehensive and flexible solutions, new capabilities, credibility and scale. We all believe the combination of these two firms is more than highly complementary. It is making one plus one equal more than two. This should be a real win for Exult in Hewitt clients, employees, and stockholders.

For example, Hewitt and Exult combined can bring tremendous value and create an even stronger company in HR services. By joining our complementary capabilities and solutions, the combined company gives Exult the right framework, structure, scale, leverage and operational excellence with which to propel our solutions and capabilities forward. Hewitt’s deep rooted outsourcing experience, in particular in serving the large market and having a combined benefits and payroll offering, as well as significant HR domain expertise make Hewitt the logical choice for our partner.

We also know this organization quite well and have tremendous respect for its people. So we don’t think there could be a better fit for us, for our clients and for our people. We are thrilled to be part of this well-regarded organization that has the superior reputation in the industry and look forward to creating an even greater company with greater scale and a stronger platform for growth. I am confident of a bright future together. With that let me keep this rolling, and turn the call over to Bryan Doyle.

Bryan Doyle—Hewitt Associates—Director

Thank you, Jim. Good morning everyone. I want to reiterate how excited we are about the prospects for growth these two organizations have on a combined basis and in particular in the HR BPO area. Industry analysts continue to forecast double-digit growth for HR BPO. Based on what we see in the marketplace, we expect our combined HR BPO offering will be compelling to clients and position us to be one of the leaders in the new emerging HR BPO industry.

As Dale mentioned, clearly the critical requirements in realizing the value of these combined organizations are integration and execution. The two organizations have been in conversations for quite some time and have already done extensive due diligence and analysis of each other’s operations, and see eye-to-eye on the integration process. We have already identified an integration team, which will consist of very senior level people from both Hewitt and Exult. They will manage the integration process to ensure that it gets full attention, dedication and successfully captures efficiencies.

In terms of our initial thinking around integration, we have already begun finalizing plans for each of the critical integration areas. Critical integration priorities include our sales forces. We will pool key selling resources from both Hewitt and Exult to develop a dedicated team that will focus on generating HR BPO sales. We will also leverage our combined relationships with 21 HR BPO clients, 300 benefits outsourcing clients, and more than 2300 consulting clients to offer our broader solutions set to a large list of companies with HR delivery needs.

Our plans include rapid but calibrated steps to transfer knowledge across the two organizations to facilitate cross selling to both organizations’ clients. We will also review sales incentives during this process to align behaviors. Another key priority is integration of product development. The combination of these two firms bring many complementary products and services that will help complete each organization’s solutions sets that are available to clients. Integration planning will also include specific roadmaps for each of our products and services that drive to the best products and a more comprehensive and flexible solution.

Integration of technology is another key area. We will have a dedicated team of technology professionals who will work on integrating the two companies’ platforms. This team has begun mapping out our technology integration priorities, to obtain synergies that will drive long-term efficiencies.

Operations is also a large integration opportunity. Here too we have mapped out our initial plans for consolidating operations and client teams, where it makes sense, based on client needs, geography and/or efficiencies. A dedicated team will be focused on ensuring that operational integration proceeds efficiently with minimal disruption. Clearly another critical element is having the management team in place and identified early on. And ensuring that key employees are retained. We have identified who these key players are. Dale already mentioned that we’re very pleased to have Jim Madden join our team.

Kevin Campbell will be also joining the firm and will lead our BPO business within our total HR outsourcing segment. We are excited to have Kevin on our team and believe his skill set is one that is unique and unmatched in the industry.

We are also pleased to be joined by Steve Unterberg, Mike Salvino, Richard Jones and other members of Exult’s senior operating management team who have agreed to continue with the combined company and assume similar leadership responsibilities in the combined HR outsourcing business. We are excited to have this very strong management talent and the broad Exult employee group who are well-known for their quality results in client service orientation join our organization.

We look forward to working with them even more closely than we have in the past. Clearly, our intent is to keep the talent that drives our business. So we have also developed specific retention plans for critical talent to ensure they remain with us. I’ll conclude here and hand it over to Dan DeCanniere who will talk about the financial details.

Dan DeCanniere—Hewitt Associates—CFO

Thanks, Brian. Let me start by reviewing the terms of the transaction. As stated in this morning’s press release this will be a tax-free, stock-for-stock exchange with 0.2 Hewitt class A shares exchanged for each Exult share. Assuming conversion of about 110 million of Exult shares at that exchange ratio, and based on Hewitt’s closing stock price yesterday at $31.48, that would make this deal value today at about 693 million before cash consideration for the payout of in-the-money stock options.

The first thing I would like to point out is that all my comments on the financial impacts of the transaction today assume the conversion of Exult’s accounting methods, which utilize percentage of completion accounting, to Hewitt’s accounting methods where we recognize revenue when services are rendered. And of course, their conversion to our fiscal year. They also assume the deal closes around the end of Hewitt’s current fiscal year.

On a combined basis using our fiscal 2005 estimates, which I will walk through in a minute, outsourcing revenues will now exceed 70 percent of our total revenues, creating a more than $2.1 billion outsourcing business. And based on expected growth rates, outsourcing should soon reach more than 75 percent of our revenues. In reporting periods that come after the deal is closed we expect to provide more granularity and key metrics for the major components of our combined outsourcing business.

Now let me review our firm’s financial expectations and how they change as a result of this transaction. As outlined in today’s press release, we reiterated our previously stated stand-alone financial expectations for fiscal 2004, as well as provided expectations for Hewitt before and after the effects of the merger for 2005. Before the effects of the merger we would expect total net revenue growth for just Hewitt in fiscal 2005 of 6 to 9 percent, all of which is organic growth. This revenue growth forecast is comprised of approximately 7 to 10 percent growth in outsourcing and 4 to 8 percent growth in consulting. This was expected to result in about 15 percent growth in core earnings per share.

With the addition of Exult we now expect combined revenue growth rates for fiscal 2005 in the range of about 35 percent, including about 50 percent growth in outsourcing. We would expect to generate operating cost synergies of approximately 25 million in fiscal 2005, reaching approximately 30 million in fiscal 2006. Excluding the amortization of intangible assets and onetime integration and retention costs, the transaction is expected to be slightly dilutive, about 2 percent to core earnings per share in fiscal 2005 and neutral in 2006. This assumes no margin contribution from potential revenue synergies in fiscal 2005 and 2006.

We currently estimate the annual amortization of intangible assets to be approximately 20 million. And we currently estimate integration and retention costs to be approximately 20 million in fiscal 2005 and approximately 10 million in fiscal 2006 with no meaningful impact thereafter. As part of their transaction, Hewitt will acquire Exult’s net operating loss carryforward or NOL which is currently about 160 million. We expect to be able to use it to offset future taxable income of the combined organization over a period of about three to five years.

We expect the effective core tax rate of the combined organization to be about 41 percent in the near term. We expect capitalized onetime transaction costs to be about 7 million. We also estimate about a $40 million cash payment related to settlement outlays for Exult’s current outstanding employee stock options and incentive plans to be incurred by Exult at or prior to closing.

Finally, let me just run through some of the other assumptions from a financial modeling perspective. The diluted share count assumption for ‘05 following the transaction is expected to be about 122 million shares before any assumptions about share repurchase. Depreciation and amortization are expected to be in the range of 175 million, including amortization resulting from the transaction.

In terms of capital expenditures, we would expect only modest increases from Hewitt’s stand-alone levels. That will have us continuing to generate very strong free cash flow in the 175 to $190 million range in ‘05. Those are the high-level numbers, we will obviously have pro formas in the proxy statement prospectus which we expect to be filed and mailed out to stockholders as soon as is possible.

I also want to highlight that today we announced that we have Board authorization to repurchase up to an aggregate amount of $150 million of Hewitt class A, B and C shares given our continued strong cash position, and expected future cash flows of the combined companies. And obviously as a result of this merger Hewitt has postponed its secondary offering for current and former employees previously expected to be completed during fiscal 2004.

Before we turn it over to Q&A, let me reiterate that this transaction is a great long-term value creation strategy for Hewitt. In particular, the combined company will have faster revenue growth characteristics and substantially more new client opportunities. And the combined company will have a strong balance sheet and is expected to generate substantial cash flow.

Now with that we will open up the call to your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Randall Mehl with Robert W. Baird.

Randall Mehl—Robert W. Baird—Analyst

Good morning, everyone and thanks for that information. I’m wondering if you can reconcile the differences in the business models, particularly the way that you approach the workforce management to the Hewitt team approach, the workforce management versus the way that Exult approached their mega HR outsourcing contracts. How are you going to go after the business in terms of asset takeovers? Taking over groups of employees? And just maybe if you can reconcile the differences the two businesses have had.

Dale Gifford—Hewitt Associates—Chairman & CEO

This is Dale, and probably since there are four of us here we will announce who is speaking more than we normally do. There clearly have been different models in terms of where Hewitt Associates have been with our workforce management offer that is much more transformational, bringing people on to our systems and our approaches. And Exult’s approach, which has been very focused on the transitional being able to assume the current systems, the current processes, sometimes the current people immediately and then working in transitioning over time.

We think by bringing the two organizations together that we will be able to provide a much greater range of opportunities for clients so that we will have an opportunity in almost any situation to be able to be seen as a credible and strong player. And that in many situations the easier transition that Exult has brought to their model can help bring clients and opportunities into our system that we can then bring on a transformational basis to our systems over the pace, the speed, the process that works best for individual clients. So we see this as an enhancement of flexibility. We do not see this as two models that will be forever distinct.

Operator

Greg Gould with Goldman Sachs.

Greg Gould—Goldman Sachs—Analyst

Just wanted to understand on the earnings forecast including the amortization impact and the retention costs, should we be looking at fiscal ‘05 EPS of about $1.30? Is that the general place we should be focusing on?

Dale Gifford—Hewitt Associates—Chairman & CEO

All in that is I think in the ballpark. Yes, that would be in the approximate range.

Operator

Ashwin Shirvaikar with Smith Barney.

Ashwin Shirvaikar—Smith Barney—Analyst

The question is with regards to the existing combined client base that you have with regards to for example BP Amoco on the Exult up for renewal. Could you comment on what that is looking like, is that as the pipeline and what assumptions you are making on that?

Bryan Doyle—Hewitt Associates—Director

This is Bryan. The BP renewal is not up until 2006, and we feel good about our combined client relationship with BP, and we’ll certainly be talking to them about the benefits that we bring together on a joint basis. As far as the pipeline, we feel very good, and this is one of the reasons that we’re excited about coming together. Exult has their pipeline in the broader HR BPO space, we have ours.

There are some situations where we are in their together, at this point competing, and now we will be once the transaction closes in there on a combined basis. But we also have opportunities that neither of us are pursuing, and so this is one of the examples where we think one plus one is greater than two, and are very, very excited once we come together about pursuing this broader marketplace opportunity.

Operator

Kelly Flynn with UBS.

Kelly Flynn—UBS—Analyst

I was hoping, Dale, you could elaborate on exactly why what Exult brings to the table that Hewitt doesn’t have, both kind of from a technology perspective? And then also clearly there are a lot of areas in HR that they’ve been working on that Hewitt hasn’t but could you just detail that so that we will have it in our notes? Thanks.

Dale Gifford—Hewitt Associates—Chairman & CEO

I will comment a bit and then let Brian chime in, too. Exult certainly has a—they’ve got a significant client base, about 16 clients when brought together with our 5 clients puts us together into a very strong we believe leadership position currently within HR business process outsourcing space. They have developed a number of capabilities that we were in the process of building within our workforce management offer. So we believe that when we look at the capabilities they have today and the capabilities we have today that they are in fact quite complementary.

There is some overlap, but we fill in a lot of their gaps, and they fill in a lot of our gaps. Certainly from some of the specific services related to recruiting and global mobility and some of those areas that were a little further down in our development list we’ll be able to much more instantly have a broad range of alternatives, and to be able to provide a flexibility to individual clients so that at whatever speed they’d like to be moving to a more transformational one to many approach that we’ve used, we can accommodate them through that transition. Some will want to get there right away, some will want to move more slowly. And we’ll be able to adapt with flexibility under that.

Bryan Doyle—Hewitt Associates—Director

I think you hit all the key points. Again, the Exult model and process that allows Exult today to transition and bring on clients faster and with less barriers for clients initially is an addition to our model. And then on a combined basis we will be looking to leverage many of the one to many aspects to our model. And then what we bring to Exult is our deep and strong capabilities in both benefits and our payroll platform. So we see a much more comprehensive and flexible solution to really meet clients, because clients are in all different situations and as far as where they are at, and so we just together we do have the most comprehensive and compelling offering in the marketplace, we believe.

Dale Gifford—Hewitt Associates—Chairman & CEO

And although our business model has traditionally been quite a bit different from Exult’s business model, both of us share a perspective of coming at this very much from an HR perspective. And believing—and we think this is a reasonable bias to have—that HR content and expertise is actually very important in this, in addition to having the ability to handle the heavy volume transactional and technology related capabilities here. So we do share that perspective.

Operator

(OPERATOR INSTRUCTIONS) Marta Nichols with Bank of America.

Marta Nichols—Banc of America—Securities

(inaudible)

Operator

We are not able to hear you if your line is muted, ma’am. We have a question from April Henry with Morgan Stanley.

April Henry—Morgan Stanley—Analyst

Could you talk about how your I guess target customer size has changed in each of the various areas and also if this at all changes the timing to profitability for clients.

Dale Gifford—Hewitt Associates—Chairman & CEO

From a client point of view, a target client point of view we have both been focused on the larger organization market; in our benefits outsourcing, our average client size is about 40,000 employees, although from our initial workforce management clients it has been somewhat smaller than that. I think the average client size for Exult tends to be at least as large as the average client size for our benefits outsourcing clients and typically even somewhat larger. So we are both focused very much on the Fortune 500, the large global organizations. And find actually quite a bit of overlap today in some of the clients, some of the Exult clients many of them are clients that Hewitt associates, if not benefit outsourcing services, at least many of our other services.

Unidentified Company Representative

Just to add on to that, from a profitability perspective from a client perspective with some of the existing Exult clients, Hewitt provides some of the benefits and payroll services that sometimes are indirect revenues for Exult which over time will become direct revenues, which are generally more profitable. So we see that opportunity. And then on the product buildout, Exult has some capabilities that Hewitt doesn’t have to invest in or accelerate our model moving along as Dale mentioned early, in early learning development, ex pat (ph) than some of the other areas where Exult’s model is farther ahead than where Hewitt’s is today.

Operator

George Sutton with Craig Hallum.

George Sutton—Craig Hallum—Analyst

Purely a hypothetical question but obviously the B of A (ph) watch recently for Exult was disappointing and I am curious how the combined organization might have with the one to many from Hewitt been able to keep that business. I am just curious on your thoughts on that, and a follow-up to something Brian said, he mentioned that there are deals that neither of you that were pursuing previously that you will as a combined organization, I just want to make sure I understood that.

Dale Gifford—Hewitt Associates—Chairman & CEO

I will comment on the first part of that, and then let Bryan or Jim chime in. I think in any individual client situation, including Bank of America, there are always a lot of different dynamics that are going on here. I think from a capability point of view we were already working together, had been working together historically and did promote some of that business, (indiscernible) the expansion of that business on a collaborative basis. Certainly not as collaborative as would be able to be done in the future after bringing the organizations together. But there are different dynamics going on in each situation. We are never going to win all of the opportunities that are out there.

But we are very excited about the ability to bring our capabilities together to present something which is unique and broader and more flexible than what others would be able to do, particularly with the deep HR both domain expertise and transactional experience that we bring collaboratively. And I think both of us in our respective areas have had very, very strong win ratios, and we think what we’re doing together here should only help that.

Operator

Marta Nichols with Bank of America.

Marta Nichols—Banc of America—Securities

Sorry about that. I am hoping Bryan could talk a little bit more; Bryan you mentioned a number of items that you are focused on with respect to integration, and I was wondering if you could drill down a little bit on the technology platform integration. Is there a vision about which of the two platforms will be the ultimate sort of dominant service for your clients going forward, and will you transition clients also one platform over time, if you could talk about that in more detail.

Bryan Doyle—Hewitt Associates—Director

Sure. We’ve already done a fair amount of planning in this area and we don’t see either platform being dominant, we see a merging of the platform. We both have portals and will bring those portals are very similar. We will bring those together. There are aspects that Hewitt brings around benefits and payroll platform, which we will provide on an integrated basis. And then Exult has aspects of process management improvement, some operating principles around Six Sigma that we see bringing into our platform and our process. So we see some areas where there is overlap that we will bring together. We see areas where one organization is farther ahead in development of platform like recruiting and learning development, so we will generally take the Exult platform there, and where Hewitt is stronger in benefits and payroll, that will generally be the platform that we build off on.

Jim Madden—Exult—CEO

I think Exult’s approach in looking through the, working through the whole due diligence process has certainly been to work to transition to some one to many platform processes over time. I think bringing together our workforce management solutions and the approaches that we’ve used in benefits outsourcing and now in payroll outsourcing will be able to help accelerate that process, which we think does create a stronger opportunity for some of the long-term leverage and scalability by being able to use common platforms and approaches.

Dale Gifford—Hewitt Associates—Chairman & CEO

And at the end of the day, we’re going to do what’s right and appropriate for each client with where they are at and leverage what they have, and again we believe we will have a much more on a combined basis, flexible solution to meet client needs.

Operator

Mark Marcon with Wachovia Securities.

Mark Marcon—Wachovia Securities—Analyst

Just wondering if Dale and Bryan, wondering if you guys could describe the due diligence that you did with regards to Exult’s clients. Were you able to have any discussions with them? That’s basically the question.

Dale Gifford—Hewitt Associates—Chairman & CEO

Mark, we have actually, try to be fairly careful about the confidentiality here recognizing that we are both public organizations. We’ve done a great deal of I’d say more secondary due diligence with respect to discussions with individual clients, although in many situations we are or in several situations, I can say that we certainly have a joint working relationship. So our folks, those who have been enough in the loop for us to be able to tap here have been very positive, very enthusiastic about the relationships. We’ve done a little bit of testing very recently that has also been very supportive. We have a lot of common client contacts within organizations, and we’ve also read a few of the analyst reports that talk about the conversations that all of you have had in recent months with Exult’s clients, which have generally been very, very positive there, too.

Jim Madden—Exult—CEO

As you might expect already this morning we’ve had our client executives and portfolio executives out and talking with our clients, and so far I am very happy to tell you that the early reaction has been very positive. They see it as a very strong complementary combination. They have already asked about what additional services we can provide and how things might improve as well going forward for them. And I think that we all need to recognize that is one of our most important things to do as we start on this journey right now. So we’re pretty excited about that.

Operator

Todd Van Fleet with First Analysis.

Todd Van Fleet—First Analysis—Analyst

Just curious to learn a bit more about the flexibility that you have with respect to Exult’s existing BPO clients in terms of the nature of the servicing relationship. Can you change out service providers or do you have to pretty much wait until that contract runs term?

Jim Madden—Exult—CEO

There’s no assumption in the synergy and integration plan to swap out services or service providers. Clearly over the long-term, as we look at what the synergies are and the combinations on a client by client basis we do think those opportunities exist. Our focus probably is more on the sales pipeline where we can start from day one with an opportunity for an integrated offering. And with the current clients to your question we just want to be sure we are delivering what’s right for them. And our discussions with Hewitt have been that we will continue to do that. We will continue to support that and no assumed changes from day one. I think that will make our clients very pleased with the service we will be able to provide.

Operator

Robert (indiscernible) with (indiscernible) Beach Capitol.

Unidentified Speaker

Just quickly on the shares owned by General Atlantic (ph) are they locked up for a period of time now or can you describe to us how that will work?

Unidentified Company Representative

Yes, they are for a period of roughly two years other than 144 sales, they would be under a lockup or after our secondary.

Operator

Kelly Flynn with UBS.

Kelly Flynn—UBS—Analyst

I wanted to (technical difficulty) the future of pricing, I know that you guys obviously price everything completely differently, but as you look maybe a year out do think that this combination will tend to have a favorable impact on your overall ability to price up, or do you think it could enable you to price more competitively? How do you see that playing out? And then just since we are on the subject, could you just talk more broadly about what you’re seeing out there in terms of pricing competition?

Dale Gifford—Hewitt Associates—Chairman & CEO

First I would acknowledge that this is a rapidly evolving and very competitive industry. There are a lot of players that are either in the industry or have indicated that they aspire to be in the industry. We certainly think bringing our capabilities together and our current clients and the opportunities that are there create something which is quite compelling here within this competitive and rapidly evolving industry. We’re very confident that this will provide a greater range of capabilities that will provide greater flexibility allowing us to be involved in more opportunities and to be successful in more opportunities.

We believe there will be efficiencies that will allow us to operate more effectively, so adding more value to clients but also being able to operate more efficiently, which should help us from a financial success point of view, both in terms of growth and the ability to get higher levels of profitability. Exactly what the combined competitive environment will be from a pricing point of view would be more speculative at this point. We think we’re going to win more because we’re going to have the best to offer, the most flexibility in the offers, the best service, strong reputation. Think both of us in our respective areas enjoy extraordinarily positive reputations from a client service point of view and as I mentioned before, bringing all this together from an HR focus, an HR perspective.

Operator

Randall Mehl with Robert W. Baird.

Randall Mehl—Robert W. Baird—Analyst

I wanted to see if you could quantify the impact of the accounting conversion that you mentioned; maybe reconcile what the impact of that alone does to the numbers.

Dale Gifford—Hewitt Associates—Chairman & CEO

Sure, Randy. As you can appreciate, there is a combination of things here between the change to our method of accounting, all of the aspects of purchase accounting and the change to the fiscal year. We could probably spend a great deal of the day just going through all the mechanics that it takes to get you there. Overall what I would say is that the change would be roughly reflected by looking at what Exult has historically had as unbilled revenues and removing that from their statement. That would give you a rough idea of what the accounting impact or the impact of the accounting change would be.

Operator

Greg Gould of Goldman Sachs.

Greg Gould—Goldman Sachs—Analyst

Just wondering what the ownership status for the big customers like B of A (ph) and British Petroleum would be after the deal.

Jim Madden—Exult—CEO

They are relatively small even today with Exult on a stand-alone basis, and given the combination without knowing the exact numbers my guess is they are pretty much immaterial.

Operator

Greg Capelli with Credit Suisse First Boston.

Greg Capelli—CSFB—Analyst

I just wanted to ask maybe a question to clarify from an earlier question. Should we now be looking for the combined company to be signing a greater number of deals where you are actually going to be taking on a significant portion of your client’s employees or technology if necessary? And just as a follow up to that, are there going to be any clauses, or excuse me, are there any clauses in the Exult contracts that would allow their clients to review or have an out clause in the event of a merger? Thanks.

Unidentified Company Representative

With respect to HR BPO sales, we’ve expressed as our target our expectation early on in this to probably signup 3 to 4 new clients a year. I think Exult’s expectation would be similar, maybe more in the neighborhood of 4 new clients a year, but probably in general they would be larger companies with Exult and historically at least on a stand-alone basis. And somewhat broader in terms of the range of services. Together, we think we can capture those plus probably a couple of additional clients per year as we are looking at this.

If you think of say nine clients that might be $20 million a year, some would be larger, some would be smaller. $180 million a year, those are the kinds of numbers that we think are realistic here on an annual basis once we actually get to a combined organization. I would also comment, though, that the revenues will be more the focus of ours than the exact number of deals. We would rather have five or six or seven real good size ones than 15 or 20 smaller ones here from an overall point of view of the impact that we can have.

We do see, and I think many of you also see in this emerging industry, we do see a window of opportunity here that in some ways we would view as a little bit parallel to what we saw almost a decade ago with a window of opportunity in terms of benefits outsourcing. And we see the opportunity to come together as a way to capitalize more rapidly, more aggressively on that window of opportunity. We could have done some of these same kind of things on a more gradual basis on our own and may have missed out on an important portion of this window of opportunity. So we did want to be more aggressive there.

Jim Madden—Exult—CEO

Let me just comment on the second part of your question on the client’s reactions and client contract provisions. So obviously it would not be appropriate in specific client contracts but in general I think all of you know that our client contracts have provisions for change in control and things like that. However, what might trigger those things would be Exult being acquired by a competitor of our clients or the auditor of our clients, and clearly that is not the case in the situation, so we are pretty pleased about our combination. And again, based on what I said about the earlier reaction we’ve seen, we really would expect our clients to be highly supportive of this transaction. And we’re pretty excited about the opportunity.

Operator

Mark Marcon with Wachovia Securities.

Mark Marcon—Wachovia Securities—Analyst

I just want to follow-up on Greg’s question, which was Dale, do you see yourself pursuing more of the asset-type of takeover BPO arrangements? And then, just as an unrelated follow-up to that, could you talk a little bit about the cash flow per share that you would expect to see for ‘05 post all the various costs?

Dale Gifford—Hewitt Associates—Chairman & CEO

On the assumption of client’s technology, current processes and people, we do see some more of that occurring certainly not only through bringing Exult within Hewitt Associates, but I think most of you probably all of you saw and most of you noticed quite strongly the announcement that we made only two or three weeks ago about TXU. And taking over the entire HR function and activity within TXU is part of this joint venture that was created with Capgemini. So we do see that as a way to get into some new client relationships but with much more of an anticipation that we will be transitioning again at a speed and direction that works best with a client to be able to move to our more one to many transformational models.

And I guess I would also make the point with even though the discussion here has been heavily, heavily as it should be on outsourcing, we do see a lot of opportunities here and a lot of strength because of the bringing together of the outsourcing and the consulting that we do, which is really quite unique within the marketplace. And the ability to help clients across the whole spectrum of healthcare issues, a whole spectrum of retirement issues or the whole spectrum of broader talent management and human resources, see the ability to bring those together in a way that can provide some additional strengthening of our growth rates and our success and impact in the consulting area of the business, as well as in the outsourcing.

Unidentified Company Representative

On your question of cash flow, Mark as I said earlier we would expect free cash flow next year in the 175 million plus range. So we do continue to expect to generate cash flow in excess of earnings.

Operator

Thank you very much and at this point I would like to turn the conference back over to the speakers for any closing comments you may have.

Dale Gifford—Hewitt Associates—Chairman & CEO

Just in conclusion I want to reiterate how strongly we do feel about the future growth opportunities that should result from this transaction. We are excited, delighted to be able to share this news with you and look forward to keeping you appraised of our progress. So, thank you all for joining us today, particularly on such short notice. And have a great day.

Operator

Thank you, and ladies and gentlemen that does conclude our conference for today. Thank you for your participation and for using AT&T’s Executive Teleconference. You may now disconnect.

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Forward-Looking Information

This release and related investor presentation materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt intends to file a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, California 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.